Exhibit (a)(4)

October 22, 2003

Dear Employee:

As you are aware, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock.  ARI’s Board of Directors (including me) have been concerned that these options are no longer providing a meaningful long-term performance incentive.  Accordingly, I am pleased to inform you that our Board of Directors has approved a voluntary Stock Option Exchange Program.

Under the Program, you will have the opportunity to exchange any or all of your outstanding grants for new options.  These new options will be granted on or after May 20, 2004 and will have an exercise price equal to the fair market value of ARI’s common stock on the date of grant. The highlights of this program are:

·	Employees will receive one (1) new option for every option you choose to exchange; officers and directors will receive two (2) new options for every three (3) options exchanged.
·

The vesting period on the new options granted will change.  50% of all of the new options granted under this Program will vest immediately.  The remaining 50% will vest as follows:  25% on July 31, 2005 and 25% on July 31, 2006.  At that point, the new options will be fully vested.

·	Some of you have grants that are reaching the 10 year mark and are expiring. Each of the new option grants will have an expiration date 10 years after the new option grant date.
·	To receive new options, you must be an employee of ARI on the date on which we grant the new options.
·	Only whole grants may be exchanged: i.e. you must either exchange all of a specific grant or none of it.

This offer is being made under the terms and conditions of an Offer to Exchange that accompanies this letter. The Offer to Exchange contains detailed information about the Program, including the terms of the new options that you will be eligible to receive if you participate in the Program, and the eligibility requirements for, and tax consequences of, participation in the Program.  The Offer to Exchange also includes a detailed set of the risks associated with participation in the Program.  You should review these risks carefully.

Your participation in the Program is entirely voluntary. Each employee must make his or her own individual decision.  A complete list of your current option grants is attached to this letter.  You will have until November 19, 2003 to decide whether or not to participate.  ARI makes no recommendation as to whether you should elect to exchange all or a portion of your options.

Please take the time to consider your decision carefully.  If you have any questions, you may direct them to Mary Pierson at 414-973-4522 or pierson@arinet.com.

Sincerely,

Brian E. Dearing
Chairman & Chief Executive Officer